Exhibit 21.1

Subsidiaries of Registrant.

Beacon Enterprise Solutions Group, Inc., Indiana corporation, registered to do business in Kentucky.

BH Acquisition Sub, Inc., Nevada corporation, registered to do business in Ohio. BH Acquisition Sub, Inc. is a subsidiary of Beacon Enterprise Solutions Group, Inc., Indiana corporation.

BESG Ireland Ltd., a company formed under the laws of Ireland, is a wholly owned subsidiary of Beacon Enterprise Solutions Group, Inc.

Beacon Solutions S.R.O., a company formed under the laws of the Czech Republic, is a wholly owned subsidiary of Beacon Enterprise Solutions Group, Inc.

Datacenter Contractors AG, a company formed under the laws of Switzerland, is a wholly owned subsidiary of BESG Ireland Ltd.